Filed by Amec Foster Wheeler plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: December 8, 2014

The following is a press release issued by Amec Foster Wheeler plc on December 8, 2014 announcing the terms of a squeeze-out merger to acquire the remaining outstanding share capital of Foster Wheeler AG:

Initiation of Squeeze-Out of Foster Wheeler AG

Amec Foster Wheeler announces that it has, through its wholly owned subsidiaries AMEC International Investments BV and A-FW International Investments GmbH, entered into a merger agreement with Foster Wheeler AG (“Foster Wheeler”) to acquire the remaining outstanding share capital of Foster Wheeler not currently owned by Amec Foster Wheeler. As previously announced, on 13 November 2014, Amec Foster Wheeler completed an exchange offer for the entire issued and to be issued share capital of Foster Wheeler and, as a result, indirectly acquired 95.275 per cent. of the outstanding Foster Wheeler shares. Amec Foster Wheeler intends to complete the acquisition of Foster Wheeler by effecting a squeeze-out merger under Swiss law (the “Squeeze-Out Merger”) pursuant to the terms of the merger agreement signed today.

Foster Wheeler shareholders who did not tender into the exchange offer will receive, for each Foster Wheeler share held, a combination of $16.00 in cash and either (i) 0.8998 Amec Foster Wheeler shares, if the shareholder’s address on the books and records of Foster Wheeler is outside the United States or (ii) 0.8998 Amec Foster Wheeler American depositary shares (“Amec Foster Wheeler ADSs”), if the shareholder’s address on the books and records of Foster Wheeler is in the United States. The cash portion of the consideration will be increased by an amount equal to the Amec Foster Wheeler dividend of £0.148 announced by Amec Foster Wheeler on 7 August 2014 (as converted to US dollars based on rates to be published by the European Central Bank on 5 January 2015 or, if the cash dividend is paid on another date, such other date) for each Amec Foster Wheeler share or Amec Foster Wheeler ADS received.

All Foster Wheeler shareholders who are in the share register with voting rights at the close of business on 15 December 2014 are entitled to vote at Foster Wheeler’s extraordinary general meeting to be held on 19 January 2015 to approve the merger agreement and the transactions contemplated therein.

Further details of the Squeeze-Out Merger and merger agreement are contained in the preliminary proxy statement filed by Foster Wheeler with the SEC today and which will be mailed to Foster Wheeler shareholders in due course. The preliminary proxy statement is available electronically without charge at the SEC’s website, www.sec.gov.

Enquiries to:

Amec Foster Wheeler plc:	+ 44 (0)20 7429 7500

Julian Walker, Group Corporate Affairs Director

Rupert Green, Head of Investor Relations

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With annualised scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry — from production through to refining, processing and distribution of derivative products — and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the timing and success of the Squeeze-Out Merger and the acquisition of Foster Wheeler, and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Amec Foster Wheeler does not intend to update these forward-looking statements and does not undertake any obligation to do so.

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

Participants in the Solicitation

Amec Foster Wheeler, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about Amec Foster Wheeler’s directors and executive officers is available in the registration statement on Form F-4 dated 2 October 2014 (as amended and/or supplemented. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended 31 December 2013 dated 2 February 2014 and its definitive proxy statement filed with the SEC on 12 June 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials filed with the SEC. Investors should read the proxy statement carefully before making any voting decisions. You may obtain free copies of these documents using the sources indicated above.